Exhibit 99.1

GERDAU

MANAGEMENT REPORT

GERDAU S.A.

2018

NY 247905095v1

Dear Shareholders:

In 2018, shipments amounted to 14.6 million tonnes, a 3% reduction in relation to 2017, due to the deconsolidation of assets resulting from the Company’s divestments. Steel shipments in 2018 generated consolidated net sales of R$ 46.2 billion, a 25% increase compared to 2017.

Consolidated adjusted EBITDA and adjusted EBITDA margin in 2018 were R$ 6.7 billion and 14.4%, respectively, increasing in relation to 2017, driven primarily by the better performance of the Brazil and North America business divisions (BDs).

Consolidated net income, adjusted by non-recurring items in 2018, amounted to R$ 2.5 billion, which represents a significant increase in relation to 2017, mainly due to the higher adjusted EBITDA. In 2018, Gerdau S.A. approved the distribution of R$ 765 million (R$ 0.45 per share) in dividends, which represents a significant increase in relation to the amount distributed in 2017, of R$ 136 million (R$ 0.08 per share).

Profile

Gerdau is the leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore, activities that are expanding its product mix and boosting its competitiveness. It is also the largest recycler in Latin America and, around the world, annually transforms millions of tonnes of scrap into steel, underlining its commitment to the sustainable development of the regions where it operates. Gerdau’s shares are listed on the São Paulo, New York and Madrid stock exchanges.

CONSOLIDATED INFORMATION

GERDAU’S PERFORMANCE IN 2018

Results of Operations

CONSOLIDATED	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	15,342	16,120	-4.8%
Shipments of steel	14,561	14,937	-2.5%
Results (R$ million)
Net Sales	46,159	36,918	25.0%
Cost of Goods Sold	(40,010)	(33,313)	20.1%
Gross profit	6,149	3,605	70.6%
Gross margin (%)	13.3%	9.8%
SG&A	(1,662)	(1,655)	0.4%
Selling expenses	(580)	(525)	10.5%
General and administrative expenses	(1,082)	(1,130)	-4.2%
%SG&A/Net Sales	3.6%	4.5%
Adjusted EBITDA	6,657	4,321	54.1%
Adjusted EBITDA Margin	14.4%	11.7%

Production and Shipments

On a consolidated basis, crude steel production and shipments in 2018 decreased in relation to 2017, mainly due to the lower production and shipment volumes at both the South America and North America BDs, given the deconsolidation of Colombia and Chile and of the wire-rod and rebar operations in the United States.

Operating Result

In 2018, consolidated net sales increased in relation to 2017, due to the higher net sales per tonne sold at all BDs, influenced by higher international prices. Cost of goods sold increased in relation to 2017, given the increase in cost per tonne sold at all BDs, influenced by the higher prices of inputs in general.

On a consolidated basis, gross profit and gross margin in 2018 increased in relation to 2017, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold.

Selling, general and administrative expenses remained stable in 2018 compared to 2017, reflecting the Company’s ongoing efforts to streamline operations and to implement the digital innovation over the past few years, and corresponded to 3.6% of net sales in 2018, which is the highest percentage ever.

Breakdown of Consolidated EBITDA (R$ million)	2018	2017	∆
Net income	2,326	(339)	—
Net financial result	1,890	1,143	65.4%
Provision for income and social contribution taxes	(169)	296	—
Depreciation and amortization	1,892	2,092	-9.6%
EBITDA - Instruction CVM (1)	5,939	3,192	86.1%
Impairment of assets	—	1,115	—
Gains and losses on assets held for sale and sales os interest in subsidiaries	414	722	-42.7%
Equity in earnings of unconsolidated companies	(10)	35	—
Proportional EBITDA of associated companies and jointly controlled entities	314	187	67.9%
Reversal of contingent liabilities, net	—	(930)	—
Adjusted EBITDA(2)	6,657	4,321	54.1%
Adjusted EBITDA Margin	14.4%	11.7%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2018	2017
EBITDA - Instruction CVM (1)	5,939	3,192
Depreciation and amortization	(1,892)	(2,092)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	4,047	1,100

(1) — Non-accounting measure calculated in accordance with CVM Instruction 527.

(2) — Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

(3) - Accounting measure disclosed in the consolidated Income Statement.

Adjusted EBITDA and adjusted EBITDA margin increased in 2018 compared to 2017, accompanying the performance of gross income and gross margin and representing the highest EBITDA of the last ten years.

Financial result and net income

CONSOLIDATED (R$ million)	2018	2017	∆
Income before financial income expenses and taxes(1)	4,047	1,100	267.9%
Financial Result	(1,890)	(1,143)	65.4%
Financial income	204	226	-9.7%
Financial expenses	(1,579)	(1,726)	-8.5%
Exchange variation, net (including net investment hedge)	(346)	(9)	—
Exchange variation (other currencies)	23	5	360.0%
Bonds repurchase expenses	(224)	—	—
Reversal of monetary update of contingent liabilities, net	—	370	—
Gains (losses) on financial instruments, net	32	(9)	—
Income before taxes(1)	2,157	(43)	—
Income and social contribution taxes	169	(296)	—
Exchange variation including net investment hedge	358	9	—
Other lines	(646)	19	—
Non-recurring items	457	118	287.3%
On reversal of contingent liabilities	—	(442)
Consolidated Net Income (1)	2,326	(339)	—
Non-recurring items	181	861	-79.0%
Gains and losses on assets held for sale and sales os interest in subsidiaries	414	722	-42.7%
Bonds repurchase expenses	224	—	—
Impairment of assets	—	1,115	—
Income and social contribution taxes - Non-recurring items	(457)	(118)	287.3%
Reversal of contingent liabilities, net	—	(858)	—
Consolidated Adjusted Net Income (loss)(2)	2,507	522	380.3%

(1) - Accounting measure disclosed in the consolidated Income Statement.

(2) - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result but did not produce any cash effects.

Compared to 2017, the higher negative financial result in 2018 was mainly due to the net effects from exchange variation on liabilities contracted in U.S. dollar (average depreciation of the Brazilian real against the U.S. dollar of 15% in the comparison periods), which were partially offset by the line “Income Tax/Social Contribution — effects from exchange variation that include net investment hedge.” The financial result was affected by the costs incurred with the bond repurchase in 2018, based on non-recurring items to compose the consolidated adjusted net income.

Consolidated net income, adjusted by non-recurring items in 2018, increased in relation to 2017, mainly due to the higher adjusted EBITDA.

Dividends

In 2018, Gerdau S.A. approved the distribution of R$ 765 million (R$ 0.45 per share) in dividends, which represents a significant increase in relation to the amount distributed in 2017, of R$ 137 million (R$ 0.08 per share).

Working Capital and Cash Conversion Cycle

In December 2018, the cash conversion cycle measured in days (working capital divided by the daily net sales of the quarter) decreased in relation to September 2018, reflecting the reduction in working capital needs, which was greater than the reduction in revenue, due to the deconsolidation of the rebar assets in North America BD and the efforts to streamline operations at all divisions.

Financial Liabilities

Debt composition (R$ Million)	12.31.2018	12.31.2017
Short Term	1,825	2,004
Long Term	13,082	14,505
Gross Debt	14,907	16,509
Cash, cash equivalents and short-term investments	3,325	3,377
Net Debt	11,582	13,132

On December 31st, 2018, gross debt was 12.2% short term and 87.8% long term. Broken down by currency, 26.2% of gross debt was denominated in Brazilian real, 73.3% in U.S. dollar and 0.5% in other currencies. For comparison purposes, on December 31st, 2017, 80.8% of gross debt was denominated in U.S. dollar, which demonstrates the Company’s strategy to reduce its exposure to the dollar and consequently better align the currency profile of its debt with that of its cash generation.

On December 31st, 2018, 61.0% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	12.31.2018		12.31.2017
Gross debt / Total capitalization (1)	36%		41%
Net debt(2) (R$) / EBITDA (3) (R$)	1.7	x	3.0	x

(1) - Total capitalization = shareholders’ equity + gross debt - debt interest

(2) — Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

(3) — Adjusted EBITDA in the last 12 months.

The sharp reduction in the net debt/EBITDA ratio from 3.0x in December 2017 to 1.7x in December 2018 reflects the continued improvement in EBITDA and the funds generated by the divestment program, with a focus on deleveraging and optimizing the Company’s asset portfolio.

Payment schedule of gross debt (long term)

In november 2018, the Company carried out the 15th issue of debentures of Gerdau S.A. in the amount of R$ 1.5 billion and repurchased US$ 1 billion in bonds (distributed among bonds coming due in 2020, 2021, 2023 and 2024) with the aim of reducing its gross debt, restructuring and rebalancing its debt maturity schedule and reducing its exposure in U.S. dollar.

On December 31st, 2018, the nominal weighted average cost of gross debt was 6.7%, or 6.8% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 10.7% for the portion contracted by subsidiaries abroad. On December 31st, 2018, the average gross debt term was 7.0 years.

The Board of Directors established as the Company’s financial policy the implementation and maintenance in the long term of the following parameters:

•                                Maximum Net Debt/EBITDA ratio of between 1x and 1.5x;

•                                Average debt term of over six years;

•                                Maximum Gross Debt of R$ 12 billion.

These parameters will enable the Company to pursue a balanced financial situation while successfully executing an investment plan to meet the market’s demands and the industry’s challenges.

Investments

Investments 2018

Capex came to R$ 1.2 billion in 2018, which was allocated to productivity gains and maintenance. Of the total capex in the year, 47% was allocated to the Brazil BD, 33% to the North America BD, 16% to the Special Steel BD and 4% to the South America BD.

Investments 2019-21

As an evolution of the Company’s governance process, Gerdau is announcing its capex plan for the next three years (2019-2021), which amounted to R$ 7.1 billion, broken down into three categories:

•           General maintenance: focused on improving the operational excellence of existing assets.

•           Ouro Branco (Minas Gerais, Brasil) Maintenance: series of initiatives related to planned stoppage of the mill’s modernization in 2022. In 2019, there will be a 60-day scheduled stoppage on Blast Furnace 1 in Ouro Branco mill, and in 2020 and 2021, there will be a series of gradual improvements. During this period, strategic inventories will be built to ensure normal supply to clients.

•           Technological expansion and updating: investments to expand installed capacity and to update technology in product lines with higher profitability potential. The execution of these investments will be flexible, since they will be realized as the expectations of the market developments and of free cash flow generation for the period are confirmed, always ensuring compliance with the financial policy of maintaining a Net Debt/EBITDA ratio of between 1x and 1.5x.

Divestments

On March 30th, 2018, the Company concluded the sale of its wire-rod production unit located in Beaumont, Texas and of two processing units to Optimus for US$ 99.5 million (equivalent to R$ 330.7 million). The sale includes the Company’s mill located in Beaumont, Texas and the processing units Beaumont Wire Products and Carrollton Wire Products. The mill has a melt shop with annual steel production capacity of approximately 700,000 short tons and has the capacity to produce wire-rods and rebar.

On June 29th, 2018, Gerdau concluded the sale of 100% of the shares of Aza Participações SpA and its subsidiaries, Gerdau AZA SA, Aceros Cox SA, Armacero - Matco SA and Salomon Sack S.A. through Gerdau Chile Inversiones Limitada, an indirect subsidiary of Gerdau SA, to a group of Chilean investors formed by Ingeniería e Inversiones Limitada, Inversiones Reyosan SpA, Los Andes S.A. de Inversiones and Matco Cables SpA. The sale includes three productions plants with annual installed production capacity of 520,000 tonnes of recycled long steel and the associated distribution network in Chile. The economic value of the transaction is US$ 154 million (equivalent to R$ 594 million on the date of the sale’s conclusion).

On July 31st, 2018, Gerdau concluded the sale of its two hydropower plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly-owned subsidiary of the mining company Kinross Gold Corporation. The plants Caçu and Barra dos Coqueiros, inaugurated in 2010, have aggregate installed capacity of 155 MW.

On October 31st, 2018, Gerdau concluded the sale of 100% of its operations and assets in India, including its special steel industrial unit in said country, with annual installed capacity of 250,000 tonnes of crude steel and 300,000 tonnes of rolled steel, to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd., for US$ 120 million.

On November 5th, Gerdau concluded the sale of four rebar units, fabricated rebar units and distribution centers in the United States, to Commercial Metals Company (CMC). The agreement included the mills in Jacksonville (FL), Knoxville (TN), Rancho Cucamonga (CA) and Sayreville (NJ), as well as all Gerdau’s fabricated rebar units in the United States. The economic value of the transaction is US$ 600 million, as announced on January 2nd, 2018, in addition to working capital adjustments.

With the consummation of the sale of the assets in India and of the rebar units in the United States, Gerdau has concluded its divestment program and now will focus on its more profitable operations in the Americas. The economic value of the Company’s divestments since 2014 has surpassed R$ 7.0 billion.

Free Cash Flow (FCF)

In 2018, free cash flow amounted to R$ 2.6 billion generated by adjusted EBITDA, which was sufficient to cover capex commitments, income tax and interest obligations, as well as the working capital consumption of R$ 1.5 billion.

Free Cash Flow 2018 (R$ million)

A well-defined but flexible investment program for the next three years combined with the leverage and indebtedness parameters established by the Board of Directors for the long term will enable the Company to continue aspiring to generate positive free cash flow in the coming years, which is extremely important for an intensive capital business whose main products and inputs have significant exposure to international prices.

BUSINESS OPERATIONS

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•                  Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•                  North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•                  South America BD (South America Business Division) — includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•                  Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil and the United States.

BRAZIL BD

BRAZIL BD	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	5,845	6,131	-4.7%
Shipments of steel	5,535	5,608	-1.3%
Domestic Market	3,951	3,617	9.2%
Exports	1,585	1,991	-20.4%
Shipments of long steel	4,079	4,261	-4.3%
Domestic Market	2,683	2,584	3.8%
Exports	1,396	1,677	-16.8%
Shipments of flat steel	1,457	1,347	8.1%
Domestic Market	1,268	1,033	22.7%
Exports	189	314	-39.8%
Results (R$ million)
Net Sales(1)	15,745	12,563	25.3%
Domestic Market	12,320	9,507	29.6%
Exports	3,425	3,056	12.1%
Cost of Goods Sold	(13,044)	(10,996)	18.6%
Gross profit	2,701	1,567	72.4%
Gross margin (%)	17.2%	12.5%
EBITDA	3,032	1,925	57.5%
EBITDA margin (%)	19.3%	15.3%

(1) - Includes iron ore net sales.

In 2018, crude steel production decreased in relation to 2017, due to the truck drivers’ strike in Brazil in May and the scheduled maintenance stoppage on Blast Furnace 2 in Ouro Branco, Minas Gerais. Meanwhile, steel shipments decreased slightly in 2018 compared to 2017, due to the decline in exports. On the other hand, shipments in the domestic market grew, driven by demand from the retail construction and manufacturing industries.

The increase in net sales in 2018 compared to 2017 is explained by the higher net sales per tonne sold in the domestic market and in exports, influenced by the higher prices per tonne sold.

Cost of goods sold increased in 2018 compared to 2017, due to the higher costs of input in general.

Gross income and gross margin increased in 2018 compared to 2017, since the increase in net sales per tonne sold outpaced the increase in costs per tonne sold.

EBITDA and EBITDA margin increased in 2018 compared to 2017, accompanying the performance of gross income and gross margin, mainly due to the higher profitability of exports in 2018.

NORTH AMERICA BD

NORTH AMERICA BD	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	6,431	6,764	-4.9%
Shipments of steel	6,085	6,313	-3.6%
Results (R$ million)
Net Sales	19,927	15,433	29.1%
Cost of Goods Sold	(18,165)	(14,824)	22.5%
Gross profit	1,763	609	189.4%
Gross margin (%)	8.8%	3.9%
EBITDA	1,787	797	124.2%
EBITDA margin (%)	9.0%	5.2%

The decrease in crude steel production and shipments was mainly due to the deconsolidation in the United States of the wire-rod operations as of April and of the rebar operations as of November.

Net sales increased in 2018 compared to 2017, due to the higher net sales per tonne sold, which was influenced by better prices in the international market in 2018, despite the reduction in shipments due to the deconsolidations.

Cost of goods sold increased in 2018 compared to 2017, due to the higher prices of inputs in general. The significant improvement in gross profit and gross margin in 2018 in relation to 2017 was due to the better metal spread in the period, supported by favorable economic growth for the construction and manufacturing industries.

The growth in EBITDA and EBITDA margin in 2018 in relation to 2017 accompanied the performance of gross profit and gross margin in the same comparison period and was the highest EBITDA and EBITDA margin of the last 10 years.

SOUTH AMERICA BD

SOUTH AMERICA BD	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	746	1,043	-28.5%
Shipments of steel	1,307	1,723	-24.2%
Results (R$ million)
Net Sales	3,801	4,026	-5.6%
Cost of Goods Sold	(3,231)	(3,523)	-8.3%
Gross profit	570	503	13.4%
Gross margin (%)	15.0%	12.5%
EBITDA	679	567	19.7%
EBITDA margin (%)	17.9%	14.1%

Crude steel production and shipments decreased in 2018 in relation to 2017, mainly due to the lower production and shipment volumes in the South America BD, given the deconsolidation of Colombia and Chile.

Gross margin expanded in 2018 compared to 2017, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold, influenced by higher international prices.

EBITDA and EBITDA margin increased in 2018 compared to 2017, due to higher international prices and the deconsolidation of Colombia and Chile, which is in line with the Company’s divestment strategy to focus on its more profitable assets.

SPECIAL STEEL BD

SPECIAL STEEL BD	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	2,321	2,182	6.4%
Shipments of steel	2,111	1,977	6.8%
Results (R$ million)
Net Sales	8,159	6,229	31.0%
Cost of Goods Sold	(7,065)	(5,301)	33.3%
Gross profit	1,094	928	17.9%
Gross margin (%)	13.4%	14.9%
EBITDA	1,299	1,139	14.0%
EBITDA margin (%)	15.9%	18.3%

Crude steel production and shipments increased in 2018 compared to 2017, mainly due to the growth of the auto industry in Brazil and of the oil and gas industry in the United States.

Net sales increased in 2018 compared to 2017, due to the increase in shipments and in net sales per tonne sold.  Cost of goods sold increased in the same comparison period, due to the higher prices of inputs in general, especially electrodes, scrap and metallic alloys.

Gross margin decreased in 2018 compared to 2017, since the increase in costs per tonne sold outpaced the increase in net sales per tonne sold due to the adverse effects in the second half of 2018 from economic slowdown in Argentina, which affected Brazil’s auto industry, which is an important client of our special steel operations in that country, as well as cost pressures, with increases in the prices of higher-quality scrap and electrodes, which are important cost components in this operation.

Meanwhile, EBITDA margin accompanied the decrease in gross margin in relation to 2017.

INFORMATION ON THE PARENT COMPANY

Gerdau S.A. is a publicly traded corporation with registered office in the City of São Paulo. The Company holds interests in other companies and also produces and markets steel goods in the special steel segment.

Results

A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In fiscal year 2018, these investments generated equity income of R$ 3.1 billion. On December 31st, 2018, the value of these investments amounted to R$ 29.9 billion.

In 2018, the Company sold 819,000 tonnes of steel products, which generated net revenue of R$ 3.1 billion and cost of goods sold of R$ 2.6 billion. Gross margin in the year stood at 18.3%.

In fiscal year 2018, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 1.5 billion, compared to negative R$ 573.5 million in 2017. This variation in the financial result was mainly due to the effect from exchange variation on related-party debt (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 17%).

Gerdau S.A. recorded net income of R$ 2.3 billion in 2018, which corresponds to R$ 1.35 per share outstanding, compared to the net loss of R$ 359.4 million in 2017. This reversal from a net loss to net income was basically due to the improvement in equity income.

On December 31st, 2018, the shareholders’ equity of the Company amounted to R$ 25.7 billion, representing book value of R$ 15.17 per share.

Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt amounted to R$ 8.3 billion on December 31st, 2018 and R$ 6.9 billion on December 31st, 2017. The increase is explained by the issue of new debentures.

Dividends

In 2018, Gerdau S.A. approved the distribution of R$ 765.3 million (R$ 0.45 per share) in dividends, which represents a significant increase in relation to the amount distributed in 2017, of R$ 136.7 million (R$ 0.08 per share).

	Dividends	Per share
Period	(R$ million)	(R$)	Payment
1Q18	136.1	0.08	01/06/2018
2Q18	238.3	0.14	31/08/2018
3Q18	221.3	0.13	03/12/2018
4Q18	169.6	0.10	18/03/2019
Total	765.3	0.45

RELATIONSHIP WITH INDEPENDENT AUDITOR

The Company’s policy for hiring any services from the independent auditor unrelated to external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

Audit fees refer to professional services rendered in the audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with applicable legislation. Fees related to audits refer to services such as due diligence, which are traditionally performed by an external auditor in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company’s subsidiaries abroad to comply with tax requirements.

In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that KPMG Auditores Independentes, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2018.

ACKNOWLEDGMENT

Lastly, the Company thanks its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

DECLARATION OF THE OFFICERS

In accordance with article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the Financial Statements for the fiscal year ended December 31st, 2018 and with the opinions expressed in the Independent Auditor’s report on the Financial Statements, issued on this date.

São Paulo, February 20, 2019

THE MANAGEMENT

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2018	December 31, 2017	December 31, 2016
CURRENT ASSETS
Cash and cash equivalents	2,890,144	2,555,338	5,063,383
Short-term investments
Held for Trading	459,470	821,518	1,024,411
Trade accounts receivable - net	3,201,656	2,798,420	3,576,699
Inventories	9,167,689	6,701,404	6,332,730
Tax credits	527,428	402,429	504,429
Income and social contribution taxes recoverable	445,561	487,633	623,636
Unrealized gains on financial instruments	30,711	—	2,557
Assets held for sale	—	3,745,634	—
Other current assets	780,423	469,737	668,895
	17,503,082	17,982,113	17,796,740

NON-CURRENT ASSETS
Tax credits	32,065	30,841	56,703
Deferred income taxes	3,874,054	3,054,393	3,407,230
Unrealized gains on financial instruments	2,706	—	10,394
Related parties	27,939	51,839	57,541
Judicial deposits	2,135,414	2,051,181	1,861,784
Other non-current assets	449,592	542,973	447,260
Prepaid pension cost	17,952	1,149	56,797
Advance for future investment in equity interest	375,456	—	—
Investments in associates and jointly-controlled entities	1,367,802	1,280,299	798,844
Goodwill	9,112,390	7,891,142	9,470,016
Other Intangibles	836,096	972,089	1,319,941
Property, plant and equipment, net	15,546,481	16,443,742	19,351,891
	33,777,947	32,319,648	36,838,401

TOTAL ASSETS	51,281,029	50,301,761	54,635,141

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2017	December 31, 2017	December 31, 2016
CURRENT LIABILITIES
Trade accounts payable	4,119,057	3,179,954	2,743,818
Short-term debt	1,822,183	2,004,341	4,458,220
Debentures	2,755	—	—
Taxes payable	351,545	284,101	341,190
Income and social contribution taxes payable	395,682	70,242	74,458
Payroll and related liabilities	588,627	443,859	464,494
Dividends payable	169,616	—	—
Employee benefits	157	253	409
Environmental liabilities	60,419	21,928	17,737
Unrealized losses on financial instruments	5,245	—	6,584
Liabilities held for sale	—	1,084,032	—
Other current liabilities	988,967	625,410	514,599
	8,504,253	7,714,120	8,621,509

NON-CURRENT LIABILITIES
Long-term debt	11,545,658	14,457,315	15,959,590
Debentures	1,536,118	47,928	165,423
Related parties	1,350	—	—
Deferred income taxes	118,368	82,686	395,436
Unrealized losses on financial instruments	—	1,267	—
Provision for tax, civil and labor liabilities	770,305	827,883	2,239,226
Environmental liabilities	72,228	63,263	66,069
Employee benefits	1,356,560	1,424,611	1,504,394
Obligations with FIDC	938,526	1,135,077	1,007,259
Other non-current liabilities	499,092	653,670	401,582
	16,838,205	18,693,700	21,738,979

EQUITY
Capital	19,249,181	19,249,181	19,249,181
Treasury stocks	(280,426)	(76,085)	(98,746)
Capital reserves	11,597	11,597	11,597
Retained earnings	4,806,089	3,315,374	3,763,207
Operations with non-controlling interests	(2,870,825)	(2,870,831)	(2,873,335)
Other reserves	4,814,988	4,015,965	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,730,604	23,645,201	24,028,136

NON-CONTROLLING INTERESTS	207,967	248,740	246,517

EQUITY	25,938,571	23,893,941	24,274,653

TOTAL LIABILITIES AND EQUITY	51,281,029	50,301,761	54,635,141

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
NET SALES	10,899,702	9,816,898	46,159,478	36,917,619	37,651,667
Cost of sales	(9,596,145)	(8,777,352)	(40,010,100)	(33,312,995)	(34,187,941)
GROSS PROFIT	1,303,557	1,039,546	6,149,378	3,604,624	3,463,726
Selling expenses	(138,493)	(122,335)	(570,431)	(524,965)	(710,766)
Allowance for doubtful accounts	7,402	—	(9,914)	—	—
General and administrative expenses	(262,000)	(276,090)	(1,082,449)	(1,129,943)	(1,528,262)
Other operating income	82,041	33,268	235,421	260,618	242,077
Other operating expenses	(146,073)	(75,415)	(270,413)	(168,887)	(114,230)
Impairment of assets	—	(1,114,807)	—	(1,114,807)	(2,917,911)
Results in operations with subsidiaries and associate company	(185,559)	(649,204)	(414,507)	(721,682)	(58,223)
Reversal of contingent liabilities, net	—	—	—	929,711	—
Equity in earnings of unconsolidated companies	(28,796)	(2,186)	10,141	(34,597)	(12,771)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	632,079	(1,167,223)	4,047,226	1,100,072	(1,636,360)
Financial income	81,580	47,509	204,000	226,615	252,045
Financial expenses	(424,802)	(399,569)	(1,579,341)	(1,726,284)	(2,010,005)
Bonds repurchases	(223,925)	—	(223,925)	—	—
Exchange variations, net	187,052	(84,359)	(322,621)	(4,057)	851,635
Reversal of monetary update of contingent liabilities, net	—	—	—	369,819	—
Gain and losses on financial instruments, net	(11,959)	(1,612)	32,092	(9,441)	(38,930)
INCOME (LOSS) BEFORE TAXES	240,025	(1,605,254)	2,157,431	(43,276)	(2,581,615)
Current	276,081	(116,199)	(629,209)	(313,758)	(110,511)
Deferred	(126,941)	337,872	798,160	18,367	(193,803)
Income and social contribution taxes	149,140	221,673	168,951	(295,391)	(304,314)
NET INCOME (LOSS)	389,165	(1,383,581)	2,326,382	(338,667)	(2,885,929)
(+) Impairment of assets	—	1,114,807	—	1,114,807	2,917,911
(-) Results in operations with subsidiaries and associate company	185,559	649,204	414,507	721,682	58,223
(+) Bonds repurchases	223,925	—	223,925	—	—
(-) Reversal of contingent liabilities, net	—	—	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)	—
(+) Income tax of extraordinary items	(486,647)	(117,984)	(457,400)	323,856	—
(=) Total of extraordinary items	(77,163)	1,646,027	181,032	860,815	2,976,134

ADJUSTED NET INCOME*	312,002	262,446	2,507,414	522,148	90,205

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net income (loss) for the year	389,165	(1,383,581)	2,326,382	(338,667)	(2,885,929)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	503,926	523,875	1,891,814	2,092,551	2,535,955
Impairment of Assets	—	1,114,807	—	1,114,807	2,917,911
Equity in earnings of unconsolidated companies	28,796	2,186	(10,141)	34,597	12,771
Exchange variation, net	(187,052)	84,359	322,621	4,057	(851,635)
Losses (Gains) on financial instruments, net	11,959	1,612	(32,092)	9,441	38,930
Post-employment benefits	45,251	41,583	189,603	192,724	229,767
Stock based remuneration	6,734	8,400	41,186	35,576	46,683
Income tax	(149,140)	(221,673)	(168,951)	295,391	304,314
Gains on disposal of property, plant and equipment	(13,236)	(4,391)	(41,109)	(69,510)	(43,340)
Results in operations with subsidiaries and associate company	185,559	649,204	414,507	721,682	58,223
Allowance for doubtful accounts	(7,402)	14,980	9,914	18,342	68,781
Provision for tax, labor and civil claims	(127,690)	20,219	(56,409)	(110,281)	347,882
Reversal of contingent liabilities, net	—	—	—	(929,711)	—
Interest income on investments	(15,173)	(11,459)	(49,745)	(75,387)	(107,980)
Interest expense on loans	296,861	289,748	1,177,686	1,323,448	1,540,797
Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)	—
Interest on loans with related parties	(351)	(95)	(545)	(95)	2,457
Reversal of net realisable value adjustment in inventory	1,637	(3,785)	8,228	(20,195)	(31,492)
	969,844	1,125,989	6,022,949	3,928,951	4,184,095
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	1,186,732	680,973	71,631	(54,690)	64,805
(Increase) Decrease in inventories	(40,994)	(509,534)	(2,427,473)	(1,269,455)	794,591
Increase in trade accounts payable	278,640	258,248	900,388	800,164	110,466
Decrease (Increase) in other receivables	4,997	(123,501)	(118,988)	(371,745)	(275,938)
Decrease in other payables	(449,415)	(64,752)	(1,160,626)	(56,909)	(287,487)
Dividends from jointly-controlled entities	6,218	9,822	55,357	40,644	124,495
Purchases of trading securities	(448,737)	(423,613)	(1,512,123)	(2,390,104)	(880,436)
Proceeds from maturities and sales of trading securities	655,292	1,660,164	1,629,595	2,905,411	1,089,972
Cash provided by operating activities	2,162,577	2,613,796	3,460,710	3,532,267	4,924,563

Interest paid on loans and financing	(363,442)	(287,179)	(1,162,364)	(1,330,116)	(1,240,165)
Income and social contribution taxes paid	(81,840)	(36,326)	(298,663)	(126,023)	(168,032)
Net cash provided by operating activities	1,717,295	2,290,291	1,999,683	2,076,128	3,516,366

Cash flows from investing activities
Purchases of property, plant and equipment	(360,100)	(271,275)	(1,194,934)	(873,329)	(1,323,891)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,244,925	4,388	4,021,251	554,457	308,694
Purchases of other intangibles	(25,241)	(12,384)	(67,388)	(37,939)	(54,044)
Advance for future investment in equity interest	(375,456)	—	(375,456)	—	—
Capital increase in jointly-controlled entity	—	—	—	(178,670)	—
Net cash provided (used) in investing activities	1,484,128	(279,271)	2,383,473	(535,481)	(1,069,241)

Cash flows from financing activities
Purchase of treasury shares	(93,685)	—	(243,396)	—	(95,343)
Dividends and interest on capital paid	(220,756)	(50,363)	(599,099)	(86,386)	(85,962)
Proceeds from loans and financing	1,596,573	2,481,638	2,560,789	3,265,860	2,455,371
Repayment of loans and financing	(4,294,202)	(5,285,187)	(6,000,433)	(7,241,401)	(4,605,406)
Intercompany loans, net	13,794	(323)	25,755	5,797	(6,492)
Net cash used in financing activities	(2,998,276)	(2,854,235)	(4,256,384)	(4,056,130)	(2,337,832)

Exchange variation on cash and cash equivalents	(108,199)	135,559	208,034	7,438	(693,990)

Increase (Decrease) in cash and cash equivalents	94,948	(707,656)	334,806	(2,508,045)	(584,697)
Cash and cash equivalents at beginning of period	2,795,196	3,262,994	2,555,338	5,063,383	5,648,080
Cash and cash equivalents at end of period	2,890,144	2,555,338	2,890,144	2,555,338	5,063,383